March 12, 2009

Linda Cvrkel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Tyson Foods Inc.

Form 10-K for the fiscal year ended September 27, 2008
File No. 001-14704

Dear Ms. Cvrkel:

In response to your letter dated February 27, 2009, Tyson Foods, Inc. (Tyson, we or our) submits the accompanying response to the comment set forth in your letter. For the staff’s convenience, we have restated the comment in its entirety with our response following immediately thereafter. Please telephone me (479-290-4194) or either of my colleagues, Craig Hart, Senior Vice President, Controller and Chief Accounting Officer (479-290-3705), or Read Hudson, Vice President, Associate General Counsel and Secretary (479-290-7023), with questions or comments.

We acknowledge the adequacy and accuracy of the disclosure in the filing are our responsibility. We acknowledge staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also represent that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dennis Leatherby
Dennis Leatherby
Executive Vice President and
Chief Financial Officer

cc:	Mr. Leland E. Tollett, Interim President and Chief Executive Officer
Mr. David L. Van Bebber, Executive Vice President and General Counsel
Mr. Craig J. Hart, Senior Vice President, Controller and Chief Accounting Officer
Mr. R. Read Hudson, Vice President, Associate General Counsel and Secretary
Audit Committee, Board of Directors
Mr. Jim Havel, Ernst & Young LLP
Mr. Jeffrey Jaramillo, Division of Corporation Finance

Form 10-K for the fiscal year ended September 27, 2008

Note 10: Long-Term Debt

3.25% Convertible Senior Notes due 2013, page 53

SEC Comment

We note from your disclosure that upon conversion of your 3.25% Convertible Senior Notes, you will deliver cash up to the aggregate principal amount of the Convertible Notes to be converted and shares of your Class A stock in respect of the remainder of your conversion obligation in excess of the aggregate principal amount of the Convertible Notes being converted. Also, we note that you accounted for the entire Convertible Note agreement as one debt instrument, pursuant to EITF Issue 90-19, because the conversion feature does not meet the requirements to be accounted for separately as a derivative financial instrument. In this regard, please fully explain to us how the conversion spread feature of your Convertible Notes (i.e. your debt instrument clause, which requires a conversion obligation in excess of the aggregate principle amount of the Convertible Notes being converted), meets the requirements in paragraph 12 through 32 of EITF 00-19 for equity classification, which would result in accounting for your obligations as a combined instrument (i.e. a convertible debt instrument) pursuant to the guidance of EITF 90-19. We may have further comment upon receipt of your response. Furthermore, with regards to this convertible debt instrument, please provide us with and expand your disclosure in future filings to include the disclosure outlined in paragraph 50 of EITF 00-19, as applicable.

Tyson Response

In September 2008, Tyson Foods, Inc. issued $458 million of 3.25% Convertible Senior Notes (the Notes) due October 15, 2013 in a public offering. EITF Issue No. 90-19, Convertible Bonds with Issuer Option to Settle for Cash upon Conversion (EITF 90-19) indicates companies who issue a debt instrument that is convertible into a fixed number of common shares may fall into one of three categories (Instrument A, B or C). We determined that Tyson’s Notes closely resemble Instrument C within EITF 90-19, which, upon conversion, the issuer must satisfy the accreted value of the obligation (the amount accrued to the benefit of the holder exclusive of the conversion spread) in cash and may satisfy the conversion spread (the excess conversion value over the accreted value) in either cash or stock. The Notes issued require Tyson to pay in cash up to par value and the conversion spread to be settled in shares. Since the Notes are considered an Instrument C type convertible in EITF 90-19, the Notes should be accounted for like convertible debt (that is, as a combined instrument) if the conversion feature meets the requirements of EITF 00-19 to be classified as an equity instrument. Our conclusion that the conversion feature meets the requirements of EITF 00-19 for combined debt instrument presentation was based on the following analysis of paragraphs 12 through 32:

1. The contract permits the company to settle in unregistered shares.

➢    Tyson is not precluded from settling in unregistered shares. Settlement of the conversion premium feature with common stock is required. There is no restriction pertaining to whether the shares are registered or unregistered.

➢    The underlying shares are exempt from registration under Section 3(a)(9) of the Exchange Act.

2.       The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

➢    Tyson evaluated the number of authorized and available common shares less the number of shares needed to satisfy all existing commitments, which results in sufficient shares available. The number of shares that could be issued to satisfy the conversion of the Notes is 27.081 million (59.1935 shares per $1,000 principal amount conversion rate multiplied by the $457.5 million Notes). Tyson will pay cash up to par value, and the excess value, if any, will be settled in shares. The make-whole provision of the Notes places explicit limits on the number of additional shares issuable in the event of a conversion in connection with a make-whole fundamental change whereby the conversion rate will not be increased if the applicable price is less than $16.89 (the maximum number of shares under this provision is 35.9 million or 78.4313 shares per $1,000 principal amount). Tyson has approximately 580 million shares available which is sufficient to satisfy the shares that could be issued to satisfy the conversion of the Notes and all other possible commitments.

3. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	➢ Holders may not convert outstanding Notes into shares of Tyson common stock. The maximum number of shares that could be issued to satisfy the conversion of the Notes is 35.9 million.
4. There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.	➢ There are no required cash payments to the counterparty in the event Tyson fails to make timely filings with the SEC.

5.       There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

➢ There are no cash settled “top-off” or “make-whole” provisions related to initial delivery of the shares.
6. The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

➢    The base premise of this criterion is the note holders should not receive a net settlement in cash unless that same option is afforded the common shareholders.  The existence of a provision that could require net-cash settlement for the note holders that is not available to the shareholders and is not within the Company's control would result in an asset or a liability classification. However, if the net-cash settlement requirement can only be triggered in circumstances in which the holders of the shares of the same class as those underlying the contract (e.g., common stock) also would receive cash, equity classification would not be precluded.

➢    In the event of a reclassification of common stock, a consolidation, merger or combination or a sale or conveyance of more than 50% of Tyson’s property and assets, the holders of the Notes will receive cash up to the aggregate principal amount if the Notes held by them and then, in lieu of the common stock shares which would otherwise be delivered, the same type of consideration received by holders of Tyson’s common stock.

➢    Other than noted above there are no situations that require cash settlement (i.e. it would be at the Company’s option). As the Note holder is not receiving anything additional beyond what a common shareholder would receive, equity classification is not precluded.

➢    In certain situations, such as a make-whole fundamental change, there could be a situation (at Tyson’s option), in which the existing shareholders receive cash, in which case settling the conversion for cash would be permissible. The conversion would only be required to be settled in cash in those instances in which the existing shareholders would also receive cash. Thus, the criteria is met.

7. There are no provisions in the contract that indicate the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	➢ Based upon a review of the Notes, there is no provision that indicates the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
8. There is no requirement in the contract to post collateral at any point or for any reason.	➢ Based upon a review of the Notes, there is no requirement in the contract to post collateral at any point or for any reason.

Under EITF 00-19, the stock conversion feature meets the definition of an equity instrument as Tyson has met the eight conditions within paragraphs 12 through 32.

From a disclosure perspective, the Notes, including the conversion premium, were disclosed in our Form 10-K for the year-ended September 27, 2008 in Note 10 “Long-Term Debt”. Additionally, we disclosed the anticipated impact of FASB Staff Position No. APB 14-1 Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement), in Note 1 “Business and Summary of Significant Accounting Policies”. In future applicable periods, we will add the following sentence to supplement our existing disclosure within our Long-Term Debt note:

As of XX, none of the conditions permitting conversion of the Convertible Notes had been satisfied.

In applicable future periods, if the market price of our common shares exceeds the $16.89 conversion premium, we will disclose the amount of shares that would be required upon settlement should the Convertible Notes be converted on that date.